Exhibit 99.1

PainReform Reaches 50% Enrollment in the Second Part of its Phase 3 Clinical
Trial of PRF-110 in Bunionectomy

Remains on track to announce top-line data by mid-2024

Tel Aviv, Israel – April 2, 2024 – PainReform Ltd. (Nasdaq: PRFX) ("PainReform" or the "Company"), a clinical-stage specialty pharmaceutical company focused on the reformulation of established therapeutics, today announced it has reached the 50% enrollment target for the second part of Phase 3 clinical trial of PRF-110 in bunionectomy.  In total, over 200 patients have been enrolled, of up to approximately 400 patients at eight clinical sites across the U.S.

Ilan Hadar, Chief Executive Officer of PainReform, stated, “I am thrilled to announce that we have hit a critical milestone in our Phase 3 clinical trial of PRF-110 for bunionectomy, with 50% of the required participants now enrolled. Importantly, to date there have been no reported serious adverse events, underscoring PRF-110’s potential safety gathered until today. We're on track to wrap up enrollment on schedule and are looking forward to sharing the early results in Q3 2024. We remain highly encouraged by the potential of PRF-110 to redefine the standard of care in the multibillion-dollar postoperative pain management market, as well as offering patients a compelling alternative to systemic opioids, which have contributed to the global opioid epidemic.”

About PainReform

PainReform is a clinical-stage specialty pharmaceutical company focused on the reformulation of established therapeutics. PRF-110, the Company's lead product is based on the local anesthetic ropivacaine, targeting the postoperative pain relief market. PRF-110 is an oil-based, viscous, clear solution that is deposited directly into the surgical wound bed prior to closure to provide localized and extended postoperative analgesia. The Company's proprietary extended-release drug-delivery system is designed to provide an extended period of post-surgical pain relief without the need for repeated dose administration while reducing the potential need for the use of opiates. For more information, please visit www.painreform.com.

Notice Regarding Forward-Looking Statements

This press release contains forward-looking statements about our expectations, beliefs and intentions including with respect to objectives, plans and strategies and expected timing of results. Forward-looking statements can be identified by the use of forward-looking words such as "believe", "expect", "intend", "plan", "may", "should", "could", "might", "seek", "target", "will", "project", "forecast", "continue" or "anticipate" or their negatives or variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical matters. These forward-looking statements are based on assumptions and assessments made in light of management's experience and perception of historical trends, current conditions, expected future developments and other factors believed to be appropriate. Forward-looking statements in this press release are made as of the date of this press release, and we undertake no duty to update or revise any such statements, whether as a result of new information, future events or otherwise. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties, many of which are outside of our control. Many factors could cause our actual activities or results to differ materially from the activities and results anticipated in forward- looking statements, including, but not limited to, the following: our ability to continue as a going concern,  our history of significant losses, our need to raise additional capital and our ability to obtain additional capital on acceptable terms, or at all; our dependence on the success of our initial product candidate, PRF-110; the outcomes of preclinical studies, clinical trials and other research regarding PRF-110 and future product candidates;  our limited experience managing clinical trials; our ability to retain key personnel and recruit additional employees; our reliance on third parties for the conduct of clinical trials, product manufacturing and development; the impact of competition and new technologies; our ability to comply with regulatory requirements relating to the development and marketing of our product candidates;  our ability to establish and maintain strategic partnerships and other corporate collaborations; the implementation of our business model and strategic plans for our business and product candidates; the scope of protection we are able to establish and maintain for intellectual property rights and our ability to operate our business without infringing the intellectual property rights of others; the overall global economic environment; our ability to develop an active trading market for our ordinary shares and whether the market price of our ordinary shares is volatile; and statements as to the impact of the political and security situation in Israel on our business, including due to the current war between Israel and Hamas. More detailed information about the risks and uncertainties affecting us is contained under the heading "Risk Factors" included in the Company's most recent Annual Report on Form 20-F and in other filings that we have made and may make with the Securities and Exchange Commission in the future.

Contact:
Crescendo Communications, LLC
Tel: 212-671-1021
Email: prfx@crescendo-ir.com

Ilan Hadar
Chief Executive Officer
PainReform Ltd.
Tel: +972-54-5331725
Email: ihadar@painreform.com